Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

On May 24, 2016, Westlake Chemical Corporation released the following materials:

Westlake’s Proposal to Acquire Axiall

Presentation to Investors

May 2016

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, estimated synergies from the proposed transaction and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form

10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

1

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In connection with the solicitation of proxies for Axiall’s 2016 annual meeting of stockholders (including any adjournment or postponement thereof and any meeting of Axiall’s stockholders that may be called in lieu thereof, the “Annual Meeting”), Westlake filed an amended definitive proxy statement in connection therewith on Schedule 14A with the SEC on May 4, 2016 (the “Westlake Proxy Statement”). In connection with the proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may also file one or more registration statements, additional proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for the Westlake Proxy Statement or any other proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND

SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE WESTLAKE PROXY STATEMENT AND ANY OTHER PROXY

STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND/OR PROPOSED TRANSACTION. Westlake has mailed the Westlake Proxy Statement and accompanying GOLD proxy card to stockholders of Axiall. Any other definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake, Westlake NG IV Corporation and certain of their respective directors and executive officers and the individuals nominated by Westlake for election to Axiall’s Board of Directors may be deemed to be participants in any solicitation of proxies from Axiall’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Westlake Proxy Statement and will be available in any other proxy statement(s) or prospectus(es) (if and when available). You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the Westlake Proxy Statement and/or any other proxy statement/prospectus regarding the proposed transaction if and when they become available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

2

Key Topics to be Addressed

I. Summary of Westlake Proposal and Decision To Nominate Directors II. Westlake: A History of Value Creation III. Westlake-Axiall Combination: Strong Industrial Logic IV. Westlake Proposal: Highly Compelling Value Proposition V. Axiall: Failure to Create Shareholder Value

VI. Westlake Director Nominees: Independent and Well Qualified to Create Shareholder Value

3

Summary of Westlake Proposal and Decision To

Nominate Directors

Highly Compelling Proposal to Axiall Shareholders

Substantial 143% premium to the closing share price as of January 22, 2016(a)

Premium One of the highest premiums to a U.S. chemical company over the last 10 years(b)

Total value of the proposal is $3.1 billion, which represents 10.0x Axiall’s LTM Adjusted EBITDA(c) for the whole

Attractive Axiall group, including Building Products

Valuation Highest LTM EBITDA multiple of precedent chlorovinyl deals by more than 2 turns of EBITDA to the next highest(d)

Cash and Cash and stock proposal values Axiall at $23.35 per share(e)

Stock Consideration includes $14.00 cash – provides immediate liquidity and certainty

Consideration Stock consideration of 0.1967 of a Westlake share, or $9.35 per share(e)

Combined company ideally positioned to generate value to shareholders throughout the cycle

Compelling Improved scale, resiliency and product / geographic diversity

Strategic

Logic Backward integration into ethylene

Improved financial profile with anticipated investment grade rating

Upside potential through stock component in proposal

Significant

Synergies $90-100mm annual synergies expected and Axiall’s 2015 announced cost savings target of $100mm are also factored into proposal

Speed to No financing contingency

Closing and No anticipated regulatory issues

Certainty Dedicated resources in place to ensure an efficient integration

(a) Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s Proposal was made public). Implied premium is based off the unaffected closing price of Axiall stock on January 22, 2016 (the last trading date before Westlake’s initial proposal was made)

(b)	See page 22
(c)	LTM EBITDA of $312.5mm as of March 31, 2016
(d)	See page 23

(e) Based on closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s Proposal was made public)

5

Background to the Proposed Combination

Westlake meets with Axiall and indicates a desire to acquire the business for $20 per share representing 108%

January 25: premium (the “Initial Proposal”)(a)

January 27: Axiall rejects the Initial Proposal, providing no feedback and refusing to negotiate

February 16: Westlake informs Axiall of its intention to nominate directors at Axiall’s next Annual Meeting

March 7: Westlake issues public letter voicing concern about Axiall management’s unwillingness to negotiate and strategy to sell the Building Products business in the face of a proposal for the entire company

March 8: Axiall informs Westlake of its willingness to engage in discussions

March 18—28: Westlake attends Axiall management presentation and undertakes limited due diligence Axiall provided

March 29: Westlake privately increases its proposal to $23.35 per share, representing 143% premium(b) (the “Proposal”)

March 31: Axiall rejects the Proposal, apparently preferring a standalone strategy including a sale of Building Products

April 1: Following a request for feedback on the Proposal, Axiall’s advisors inform Westlake they have been instructed not to provide any feedback or guidance

April 4: Given Axiall’s unwillingness to negotiate, Westlake makes public its Proposal representing a 143% premium

Westlake informs Axiall it will not bid for the Building Products business and indicates its concern over the hastiness

April 8, 11: and potential value destruction associated with a Building Products sale

April 25: Westlake files definitive proxy statement to nominate directors at Axiall’s next Annual Meeting

May 4: Axiall discloses ongoing discussions with multiple parties regarding potential strategic alternatives

Post May 4: Westlake has sought to engage with Axiall on several occasions with respect to Westlake’s proposal to acquire

Axiall, and Axiall has requested that Westlake submit a revised proposal to acquire Axiall by June 3, 2016

(a) Initial Proposal of $20 per share reflects $11 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on January 22, 2016 (the last trading day before Westlake’s initial proposal was made). Implied premium is based off the unaffected closing price of Axiall stock on January 22, 2016 (b) Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s Proposal was made public). Implied premium is based off the unaffected closing price of Axiall stock on January 22, 2016 (the last trading date before Westlake’s initial proposal was made)

6

Axiall Misleading Statements and Delay Tactics

Misleading Statements / Delay Tactics Fact

Westlake terminated discussions with Axiall(a) Westlake served notice, as required under Axiall

NDA, to allow for timely public filing with the SEC for

proxy contest

Westlake repeatedly advised Axiall that it was open

to discussions

Transaction opportunistic and below industry Westlake proposal offers one of the highest precedents(a) premiums paid to a U.S. chemical target over the last 10 years(b) and highest LTM multiple of

precedent chlorovinyl deals by more than 2 turns of

EBITDA to the next highest deal(c)

Axiall committed to running fair, robust process with Westlake was only recently allowed to participate in integrity(a) Axiall’s process, driven, Westlake believes, by shareholder pressure

Westlake has been denied site visits despite multiple

requests; other parties have been granted them(d)

Axiall Investor Presentation filed May 9, 2016

See page 22

See page 23

Based on CEO comments during Q1 earnings call on May 5, 2016

7

No Alternative Other Than to Go Directly to Shareholders

Because of Westlake’s compelling financial proposal and strong industrial logic, Westlake continues to believe that its proposal is in the best interests of Axiall shareholders

The Proposal of $23.35(a) represents significantly greater value and certainty than Westlake believes Axiall can achieve by its standalone strategy

The Proposal’s cash component provides certainty at a premium to unaffected stock price and its stock component allows for upside, synergies and value creation in a larger and more diverse combined company

Following repeated attempts by Westlake to engage with Axiall, Axiall has now requested that Westlake submit a revised proposal to acquire Axiall by June 3, 2016

While Westlake currently intends to submit a revised proposal, or reaffirm its current proposal by June 3, Westlake will continue to pursue a proxy contest due to uncertainty that Axiall’s announced strategic alternatives review will conclude, if at all, in advance of Axiall’s June 17, 2016 annual meeting

Westlake has nominated nine independent, experienced and highly-qualified directors to replace the Axiall current Board and act in the best interest of Axiall shareholders

(a) Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s Proposal was made public) 8

Westlake: A History of Value Creation

Westlake’s History of Strong Integration and Strategic Growth

(LTM 1Q 2016)

Net Sales $4,335 Million

EBITDA (a) $1,217 Million

Net Income (b) $623 Million

LTM EBITDA(c) Breakdown

Vinyls

33%

Olefins $410 million 67% $822 million

Capacity (mm lbs.)

20,000 18,000 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016

Includes WLK Corporate EBITDA

Net Income attributable to WLK

LTM EBITDA as of March 31, 2016

Acquired Vinnolit, IPO Calvert City Olefins Vinyls Ethylene / PVC

Started Styrene Expansion

Petro 1 Acquired 3 Pipe Plants Ethylene Acquired CAO

Expansion Started Petro 2

Acquired Longview Acquired Geismar VCM/PVC Plant Started Petro 1 Acquired PVC

Plant Started Suzhou Acquired 3 Pipe

PVC Plant Acquired Plants; Calgary Certain Teed, Window Plant Petro 2 Ethylene & Geismar Chlor Alkali Expansion

Company Begins Started Operation in LC Acquired Poly 3

1	Pipe Start Plant Suzhou Acquired China VCM in Film Calvert Plant

Increased LDPE By 500 mm/lbs

1986 to 2016 Capacity CAGR of 14.8%

Westlake’s Highly Integrated Chain in the U.S.

Enhances Margin Stability

Ethylene

All ethane Polyethylene

3.4 billion lbs feedstock 2.5 billion lbs capability Ethylene Expansion: approx 350 million lbs Styrene 570 million lbs

Chlorine

1.25 billion lbs Vinyls

PVC Building

1.9B lbs Products

1.2B lbs

Expansion Olefins Vinyls

De-bottleneck of Lake Charles Petro 1 ethylene cracking unit in the second quarter of 2016 balances our requirements for ethylene

Additional ethylene plant expansion in Calvert City in 2017 means further vinyls integration and lower costs

(a)	Time period is 2005-2015

Source: IHS Chemical

Integration allows Westlake to capture full vinyls chain margins over the cycle(a)

39%

9% Chlor-alkali Ethylene PVC resin

52%

Advantaged Polyethylene Product Mix Serving Growing Demand

Olefins Demand Growth In-line with Expected Capacity Expansions

Change in Capacity

1	0% 2% 4% 6% 8%

2012 2013 2014 2015 2016 to 2021 Ave LDPE LLDPE HDPE 1x GDP Forecast 1.5x GDP Forecast

Integrated Margins – Ethylene and Polyethylene

Integrated Margin (cents/lb)

50 40 30 20 10 0

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 1Q Ethylene Margin PE Non-Integrated Margin 2016

Note: LDPE stands for low-density polyethylene, LLDPE stands for linear low-density polyethylene and HDPE stands for high-density polyethylene

Source: IHS Chemical

PE demand grows between 1.0x – 1.5x GDP

New additions intended to primarily serve Asian and European markets

Almost all LDPE capacity additions tubular

Westlake’s autoclave reactors among the largest and newest in North America

Almost no new autoclave capacity being added globally

Integrated ethylene and polyethylene margins remain elevated despite lower ethylene prices

Westlake’s advantaged polyethylene product mix bolsters margins

Low Cost Advantaged Polyethylene Product Mix

2015 Global Industry Demand


(% share)
LDPE 23%
HDPE 45%
LLDPE 32%

2015 Total Demand: 195 billion pounds

Westlake Capacity


(% share)
LLDPE 42%
LDPE 58%

Total Capacity: 2.5 billion pounds

LDPE is More Profitable


Average Margin Advantage of LDPE vs. Other PE Grades
10¢
9¢
8¢
7¢
6¢
5¢
4¢
3¢
2¢
1¢
0¢
¢ per lb
4.5¢
7.8¢
6.7¢
9.4¢
LDPE vs. HDPE
LDPE vs. LLDPE
LDPE vs. HDPE
LDPE vs. LLDPE
2001 – 2015 Average
2011 – 2015 Average

Note: LDPE stands for low-density polyethylene, LLDPE stands for linear low-density polyethylene and HDPE stands for high-density polyethylene.
Source: IHS Chemical

13

Westlake’s History of Superior Profit Growth Driven by Efficient Capital Deployment

Gross Profit, ‘05—‘15 CAGR (%)

(a)	At the time known as Royal Group Technologies

Source: Public filings

High Growth in Profit Through Efficient Use of Capital

6% 5% 4% 3% 2% 1% 0%

-20% -10% 0% 10% 20% 30%

EMN WLK HUN CE DOW ALB OLN FMC CBT AXLL

?Westlake has a proven history of maximizing returns and building shareholder value ?High-return strategy prioritizing brownfield / de-bottlenecking initiatives ?Westlake has had outstanding performance in efficient use of capital ? Axiall’s strategy has been value destructive ? Underinvestment in operations has resulted in outages and earnings underperformance ? Past acquisitions have destroyed shareholder value (2006 Royal Building Products(a) acquisition and 2013 PPG Commodity Chemicals merger) ? Pursuing current Building Products sale process while spurning Westlake’s superior proposal demonstrates the apparent misalignment between Axiall management’s and shareholders’ interests

Westlake Outperforms Axiall and Peers on Most Metrics

Return on Assets Return on Capital Employed

2006 – 2015 (10 Year) 2011 – 2015 (5 Year) 2006 – 2015 (10 Year) 2011 – 2015 (5 Year)

23%

13%

9% 16%

14%

7	% 12%
5	% 10%
8%
1	% (1)%

EBITDA Margin Total Shareholder Return

2006 – 2015 (10 Year) 2011 – 2015 (5 Year) 2006 – 2015 (10 Year) 2011 – 2015 (5 Year)

25%

333%

18%

13% 15%

174%

10% 146%

9%

79%

(0.8)%

Westlake Axiall Peer Average

(32)%

(98)%

Westlake Axiall Peer Average

Source: Bloomberg

Source: Bloomberg

Note: Peer average includes: EMN, HUN, OLN, LYB and DOW. 10 year period reflects December 31, 2005 to December 31, 2015 and 5 year period reflects December 31, 2010 to December 31, 2015

Westlake-Axiall Combination: Strong Industrial

Logic

Attractive Combination for Westlake and Axiall Shareholders

Shareholders Participate in a Larger, More Integrated and Geographically-Diverse Company

Advantaged Olefins business; largest producer of higher margin, low density polyethylene in the Americas

Ethylene integration into the vinyls business better positions the combined company for margin capture

- Accelerates Axiall’s backward integration efforts into ethylene Proprietary technology and differentiated product capabilities (low density polyethylene and specialty PVC) expected to result in higher margins and reduced volatility

- Global leader in vinyls technology

- Global leader in specialty PVC

Westlake’s specialty products significantly broadens Axiall’s commoditized product portfolio Westlake’s global manufacturing presence enhances future opportunities and growth potential

Improved Financial Position

Strong combined balance sheet with expected investment grade metrics(a) Flexibility to capitalize on future investment opportunities Attractive financial metrics:

- Expected EPS accretion beginning in year 1

- Expected synergy capture ($90-100mm annually)

(a)	Westlake continues to expect to pay a quarterly dividend consistent with Westlake’s past practice

Combination Creates a Stronger North American Vinyls Leader

Top 3 North American PVC / Chlor-alkali producer

North American PVC capacity

North America Chlor-alkali capacity

3,000 2,500 2,000 1,500 1,000 500 0

KMT

Shintech Combined Oxy FPC Axiall Mexichem Westlake

Market cap ($bn) $24.8 TBD $57.3 $14.8 $0.7(b) $4.6 $5.7

Credit ratings NR / Aa3 Expected IG(a) A / A3 BBB+ / Baa1 BB- / Ba2 BBB- / Baa3 BBB+ / Baa3

(S&P / Moody’s)

6,000 5,000 4,000 3,000 2,000 1,000 0

KMT

Olin Oxy Combined Axiall Shintech FPC Westlake

Market cap ($bn) $3.4 $57.3 TBD $0.7(b) $24.8 $14.8 $5.7

Credit ratings BB+ / Ba1 A / A3 Expected IG(a) BB- / Ba2 NR / Aa3 BBB+ / Baa1 BBB+ / Baa3

(S&P / Moody’s)

Note: Market cap data as of 5/20/2016. PVC and Chlor-alkali represent respective companies capacity levels. Red text reflects non-investment grade companies

(a)	Expect combined company to maintain an Investment Grade credit rating
(b)	Reflects market cap as of January 22, 2016 (the last trading date before Westlake’s initial proposal was made)

Source: IHS Chemical, FactSet, S&P RatingsDirect, Moody’s

Alignment of Interests Between Westlake’s Top Management and Shareholders is Key to Westlake’s Value Creation

Westlake share ownership at board and management level aligns interests with those of shareholders

Westlake has delivered superior total shareholder return relative to competitors and the S&P 500

Axiall Board and Management Ownership

Axiall Management (b)

0.8% Westlake Axiall Board 4.4% 0.2%

Institutional and Retail

94.6%

Comparison of Total Shareholder Return – Last 10 Years(a)

241.7%

86.9%

11.1%

(98.6)%

Westlake Axiall Olin S&P 500

Conversely, Axiall has limited ownership at board and management level

Entirety of Axiall Senior Leadership Team owns less than 1% of Axiall shares (less than Westlake owns)

Source: Thomson, 13F filings as of December 31, 2015 and subsequent 13D/G filings, public filings, Bloomberg. Market data as of January 22, 2016 which is the last unaffected stock price for both Westlake and Axiall

(a) 10 years from January 20, 2006 to January 22, 2016, which is the last trading date before Westlake’s initial proposal was made

(b) Includes Tim Mann (CEO) (Form 4, March 10, 2016), Gregory Thompson (CFO) (Form 4, March 10, 2016), Simon Bates (SVP Building Products) (Form 4, September 28, 2015), Daniel Fishbein (VP and General Counsel) (Form 4, March 10, 2016), Bill Doherty (SVP, Chemicals) (Form 4, March 10, 2016), and Dean Adelman (VP, Human Resources) (Form 4, March 10, 2016)

Combination Would Create a Stronger Company With Demonstrated Track Record of Enhancing Shareholder Value

2015 net sales ($bn)



$10.6
$7.8
$6.9
$6.0
$5.7
$4.5
$3.9
$3.4
Shin-Etsu
WLK+AXLL
Olin
FPC
Mexichem
Westlake
Oxychem(a)
Axiall

2015 EBITDA margin (%)



28%
24%
24%
21%
16%
13%
10%
10%
Westlake
Shin-Etsu
Oxychem(a)
WLK+AXLL
Mexichem
Olin
FPC
Axiall

Net debt / 2015 EBITDA



3.9x
3.5x
2.0x
1.1x
0.8x
(0.3x)
(1.8x)
(2.4x)
Olin
Axiall
Mexichem
WLK+AXLL
Oxychem(a)
Westlake
FPC
Shin-Etsu

Who would you rather be a shareholder of?

Axiall Standalone?	Westlake + Axiall?
✗ Smaller, one-dimensional company ✗ Bet on volatile price of one single commodity	✓ Larger, more diversified and more stable company ✓ Integration strategy to capture value throughout the commodity cycle ✓ Increased scale and integration improves cost position ✓ Maintain opportunity to capture cycle recovery, and benefit from synergies through stock component
✗ Leveraged, small-scale company and shrinking ✗ Over-levering business resulted in equity holders getting nearly wiped out in 2009 debt for equity exchange	✓ Robust balance sheet with expected investment grade ratings ✓ Strong balance sheet maintains strategic flexibility and supports continued and efficient investment in the business (upstream and downstream)
✗ History of value-destructive investments (PPG Commodity Chemicals, Royal Building Products[b])	✓ Track record of earnings growth through disciplined investments and acquisitions
✗ Management and Board of Directors with history of value destruction and strategic missteps	✓ Experienced management with a strong track record of value creation and history of delivering on commitments

Note: Combined financials illustratively include $95m of expected synergies, which is the midpoint of Westlake's $90-100mm synergies estimate. Westlake + Axiall net debt / LTM EBITDA reflects $14 / share in cash consideration. Balance sheet data as latest available. Olin sales and EBITDA figures are 2014 Pro Forma per S-4 filed September 2, 2015 (EBITDA includes $200m of expected synergies estimated by management). Shin-Etsu and Formosa Plastics US$ sales calculated using January 1, 2015 through December 31, 2015 average exchange rates. Shin-Etsu reflects FYE 3/31/2016 sales and EBITDA

(a) Oxychem 2015 net sales and 2015 EBITDA margin reflects Occidental Petroleum's chemical segment. Net debt / 2015 EBITDA reflects Occidental Petroleum net debt and total EBITDA

(b) At the time known as Royal Group Technologies

Source: Public filings

20

Westlake’s Proposal: Highly Compelling Value

Proposition

Westlake’s Proposal Offers One of the Highest Premiums to a

U.S. Chemical Public Target Over the Last 10 Years

Westlake’s Proposal compared to Premiums(a) to U.S. Public Chemical Targets, Last 10 Years

158%

143%

73%
48%
42%
38	% 37% 36% 35%
31%
28	% 28%
27	% 26%
22	% 21% 19% 19%
14	% 13%

9%

5%

(7)%

WLK / CF / DOW / EMN / ASH / SHW / MRK / LONN / AGU / IG / MD SOLB / BRK / LZ BASF / BASL / VSE / AHKS / ENTG / CVR / First ALB / EMN / Dow / Flint Hills

AXLL TRA ROH SOA HPC VAL SIAL ARJ UAPH CYT EC LYO USBE PPO ATMI RNF Reserve ROC TAM DD (b) / PDH

(b)	/ SK /

Source: Thomson Reuters TPCG

Note: Precedent transactions include US public chemical targets over the last 10 years, with transaction size above $500mm. IG stands for Investor Group

(a)	Premium calculated based on Target’s share price 1 week prior to announcement date
(b)	All stock transactions

Westlake's Proposal Offers Highest LTM EBITDA Multiple

Comparable Chlor-Vinyl Transactions (2012 – 2016)

- Westlake's proposal is well above recent comparable deals with 10.0x LTM EBITDA vs. 7.8x for next highest
- Westlake's Proposal of 9.2x[a] NTM EBITDA is also above 5-year historical average trading level for Axiall of 6.1x NTM EBITDA[b]



10.0 x
7.8 x
6.7 x
6.0 x
5.5 x
5.1 x
Westlake / Axiall (c)
January 2016
Olin / Dow Chlor-Alkali (d)
March 2015
Mexichem / Vestolit (e)
August 2014
Westlake / Vinnolit (f)
May 2014
Ineos / Solvay (g)
May 2013
PPG Commodity Chemicals / Georgia Gulf (h)
July 2012

Source: SDC, FactSet, Press releases, Company documents, Wall Street research
[a] EV / NTM EBITDA calculated based on EBITDA estimates as per IBES on 20-May-2016. NTM EBITDA of $340mm calculated based on time weighted average of EBITDA projections for each of 2016E and 2017E/ [b] 5-year average as of January 28, 2016, which is the last trading date before Westlake's initial proposal was made public [c] Calculated based on LTM EBITDA of $312.5mm as of March 31, 2016 / [d] Dow / Olin investor presentation filed March 27, 2015 / [e] NTM multiple based on EBITDA estimate from Mexichem's management (August 20, 2014 call transcript) / [f] Westlake investor presentation filed May 28, 2014 / [g] EV / Mid-cycle REBITDA as per Solvay investor presentation filed May 7, 2013 / [h] PPG investor presentation filed July 19, 2012

23

Westlake’s Proposal Rewards Axiall Shareholders For

Potential Upside – Using Axiall’s Own Math

Price Per Axiall Share

Axiall Unaffected: $ 9.60(a)

Westlake Proposal: $ 23.35(b)

$ Premium: $ 13.75

Using Axiall’s own math, Westlake’s Proposal

already compensates Axiall for a significant uplift

in future caustic and PVC margins which are

unlikely to be obtained perpetually in a

commodity business

Q: Are we at the bottom in the chlor-alkali cycle

Yes, but we believe a return to mid-cycle EBITDA will take time. We believe that we need to see more meaningful capacity rationalization to take place as global utilization rates remain low. While Europe capacity closures in late

2017 will help, the industry may not reach global operating rates of 85%+ until

2019+. – UBS Research (c)

Incremental Share Price Benefit(d)

Axiall Investor Deck Supports Upside Westlake Has Offered

Incremental PVC Margin (¢/lb)(e)

+ 1 C + 2 C + 3 C + 4 C + 5 C

8.4% 16.8% 25.2% 33.6% 42.0%

Incremental Caustic Price ($/ton)(e)

+ $10

+ $4 + $6 + $8 + $11 + $13

3.6%

+ $20

+ $6 + $8 + $10 + $13 + $15

7.3%

+ $30

+ $8 + $10 + $12 + $15 + $17 10.9%

+ $40

+ $10 + $12 + $15 + $17 + $19 14.6%

+ $50

+ $12 + $14 + $17 + $19 + $21 18.2%

Source: IHS Chemical, Axiall Investor Presentation filed May 9, 2016

(a) Axiall unaffected closing price on January 22, 2016 (the last trading date before Westlake’s initial proposal was made)

(b) Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s Proposal was made public).

(c)	UBS research report on Olin published May 3, 2016
(d)	Represents 6.0x multiple as per Axiall Investor Presentation filed May 9, 2016

(e) Percentage uplift calculated as indicated caustic price / PVC margin on the scale, divided by current caustic price and PVC margins as per IHS Chemical as of April 1, 2016

Westlake Proposal Compensates Shareholders for Synergy Opportunity

Stock Component Allows For Additional Upside Sharing

General & Administrative

Eliminate duplicative G&A costs, including public company expenses Drive best practices corporate wide

Procurement / Supply Chain

Ethylene / natural gas supply chain optimization Procurement optimization Freight logistics efficiencies

Expected $90-100mm annual synergies

Manufacturing

Best practices across manufacturing footprint Access to Westlake’s global leadership in vinyls technology

Sales & Marketing

Improved product mix

Increased global sales channels

Westlake Proposal Allows Axiall Shareholders to Crystallize Value and Participate in Upside Potential and Synergies

Cash consideration Stock consideration

$23.35(a)

Significant downside

$9.35	risk for Axiall

shareholders

$13.41

$9.60

$14.00

Westlake Proposal Axiall Pre-Proposal Price Implied Axiall Share Price

(Jan. 22) Based on OIin Performance

Since Unaffected Date (b)

Westlake’s proposal represents

a significant premium to Axiall’s

unaffected share price

Cash component crystallizes

$14 in value – on its own a

premium to Axiall’s unaffected

share price, providing certainty

relative to Axiall’s standalone

plan

(11%)

(3%)

Significant participation in

combined company upside

including synergy value through

stock component

Note: Axiall Pre-Proposal Price is based off the unaffected closing price of Axiall stock on January 22, 2016 (the last trading date before Westlake’s initial proposal was made)

(a) Revised Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake’s revised proposal was made public)

(b) Calculated as Axiall unaffected share price on January 22, 2016 of $9.60 multiplied by (1+40%) (Olin share price increase from January 22, 2016 through May 20, 2016)

Source: FactSet

Axiall: Failure to Create Shareholder Value

Axiall Management Has Repeatedly Failed to Deliver on Expectations

At various points over last 4 years, Axiall announced that ECU margins have reached a "trough" or a "floor" level

Jul 19, 2012[(a)]	"… **we illustrate the dramatic improvement in mid-cycle and trough EBITDA** that comes from this combination. We expect combined mid-cycle EBITDA of over $850 million, including cost synergies […] Likewise, trough EBITDA for the combined company will exceed $550 million"
Dec 3, 2013[(b)]	"**2013-2016 Growth 2-3% per year** plus exports will balance market"
May 6, 2014[(c)]	"And I would say, at this level, there's a bit of pain to go much lower than where we were or have been. So, that's another reason for saying that we expected, as a general comment, that **we were at the floor of ECUs** at this point in time."
Nov 3, 2015[(d)]	"We also want to be respectful of the balance sheet and the right level of leverage given the **trough conditions that we're at right now.**"
Feb 11, 2016[(e)]	"Axiall expects to have significant operating leverage as the **chlor-alkali industry comes out of the trough**" "Industry capacity rationalization underway; historically, **caustic prices start to recover within approximately 6-12 months**"
Feb 25, 2016[(f)]	"We now believe that **we have bottomed** and that we are at the beginning of what should be a **multiyear improvement in ECU margins** as the cycle turns"

Axiall's Management has been unable to assess "trough" performance levels for its business



(EBITDA, in $mm)
>$850
>$550
$ 672
$ 436
$ 330
Mid-Cycle
Trough
FY 2013A
FY 2014A
FY 2015A
Axiall Forecasted Performance through Cycle(a)
Facts / Realized Performance(g)

Axiall has underperformed investor expectations every year since merger with PPG Commodity Chemicals[(h)]



(EBITDA, in $mm)
(19)%
(41)%
(44)%
$826
$672
$740
$436
$585
$330
$407
$312
?
FY 2013A
FY 2014A
FY 2015A
FY 2016E
Consensus IBES Estimates (Jan 1)
Dec-31 Realized LTM EBITDA
Current IBES Estimate

Source: Axiall public filings, earnings release transcripts, investor presentations

(a) Paul Carrico, PPG merger transcript and presentation. Includes projected EBITDA contribution of the divested Aromatics business of approximately $40mm and $15mm in the Mid-Cycle and Trough estimates, respectively. Realized performance of the Aromatics business is included in the FY 2013A and FY 2014A realized EBITDA but not in FY 2015A (as the business was divested) / (b) Citibank Basic Materials Conference, quote from presentation / (c) Paul Carrico, President & CEO, 2014 Q1 Earnings Call Q&A / (d) Greg Thompson, CFO, 2015 Q3 Earnings Call Q&A / (e) Axiall "Investor Update" presentation released on February 11, 2016 / (f) Tim Mann, CEO, Q4 2015 Earnings Call / (g) Synergy amount from Georgia Gulf and PPG Chemicals RMT of $140mm as per Greg Thompson, CFO, at Bank of America Merrill Lynch Leveraged Finance Conference, December 3, 2014 / (h) For historical periods (FY 2013, FY 2014, FY 2015) and the projected period (FY 2016E), consensus broker estimates reflect IBES median estimate as of January 1 of the corresponding period. The current broker estimate reflects the current IBES median estimate as of May 20, 2016

28

Axiall Has a Track Record of Value Destruction

Strategic Decision	Outcome	
Overpaid for Acquisition of Building Products (2006, 2011)	▪ Acquired Royal Group Technologies for ~$1.6bn; transaction entirely financed with debt, bringing leverage to ~6.5x end of FY2007 ▪ Acquired Crane Plastics Siding for ~$72mm ▪ Sold Window and Door Profiles and Solucor for a combined $41mm	✖ Investments in Building Products business of ~$1.7bn ✖ Total expected proceeds from sale of Building Products of ~$0.7bn[a]
Weakened Balance Sheet Leads to Costly Debt for Equity Exchange (2009)	▪ Poorly positioned in 2009 to deal with financial distress with a significantly weakened balance sheet ▪ Executed a debt for equity exchange which nearly wiped-out all value of shareholders	
Overpaid for Merger with PPG Commodity Chemicals (2013)	▪ Merger with PPG Commodity Chemicals for ~$2.1bn driven by apparent desire to remain independent in response to earlier proposal from Westlake ▪ ~$850mm impairment charge taken in 2015 from the PPG merger	
Missed Ethylene Super-Cycle Due to Misguided Strategy and Slow Execution (2009 - 2019)	▪ Failed to backward integrate chlorovinyls operations into ethylene, and missed the Ethylene Super-Cycle ▪ Announced ethylene JV not expected on-line until 2019 at earliest; Axiall will not realize benefit until almost a decade after the beginning of the Ethylene Super-Cycle	
Rejection of Attractive Westlake Proposal (2016)	▪ Axiall rejected Westlake's proposal representing 143% premium[b]	

Source: Axiall filings
(a) Reflects sale of Window and Door Profiles and Solucor for a combined $41mm plus midpoint of Axiall's estimated range of $600 – 700mm net proceeds that could be generated in a sale based on Axiall press release dated April 7, 2016
(b) Proposal of $23.35 per share reflects $14 per share in cash and 0.1967 in Westlake common stock based on the closing price of Westlake stock on April 1, 2016 (the last trading date before Westlake's Proposal was made public). Implied premium is based off the unaffected closing price of Axiall stock on January 22, 2016 (the last trading date before Westlake's initial proposal was made)

29

Same Leadership; Same Poor Performance

Sep 13, 2009: Majority of Existing Axiall Board Appointed(a)

5 of the 9 Directors up for reelection on June 17, 2016 have overseen a (64)% TSR since September 13, 2009

Jan 28, 2013: All Current

Directors on Board or in Leadership Role(b)

8 of the 9 Directors up for reelection on June 17, 2016 have overseen an (81)% TSR since January 28, 2013 9th Director, Axiall CEO Tim Mann Jr., has held senior leadership roles at Axiall since 2012 including executive vice president of strategy, general counsel and secretary; he was appointed to the board in November 2015(c)

Total Shareholder Return since Sep 13, 2009

286.6%

106.2%

10.8%

Westlake (64. Axiall 1)% Olin S&P 500

Total Shareholder Return since Jan 28, 2013

34.4%

8.7%

(32.2)%

(81.1)%

Westlake Axiall Olin S&P 500

Source: Bloomberg, Axiall press releases, market data as of January 28, 2016, which is the last unaffected date before Westlake’s proposal went public

(a) On September 14, 2009, Axiall announced the appointment on September 13, 2009 of six new members to its board of directors – Kevin DeNicola, Robert Gervis, Stephen Macadam, Mark Noetzel, Robert

Schriesheim, and David Weinstein

(b) On January 28, 2013, Axiall announced the appointment effective immediately of three new members to its board of directors – Dr. Victoria Haynes, Michael McGarry and Robert Ripp

(c)	On November 17, 2015 Axiall announced the appointment of Tim Mann to its Board of Directors

Westlake Director Nominees: Independent and

Well Qualified to Create Shareholder Value

Experience of Axiall Board Nominees

Public Company

CEO / CFO Chemicals / Energy M&A / Finance Board

Board Nominee Independent Experience Industry Expertise Experience Experience

Steven Blank

Michael Campbell

Charles Crew (a)

Ruth Dreessen

Angela Minas

David Reeves (a)

James Swent III

Gary Whitlock

Randy Woelfel (a)

(a) Private company and non-U.S. public company board experience. Charles Crew serves on the board of directors of Dubois Chemicals Company and Restaurant Technologies. David Reeves served on the

ChevronPhillips Chemical Company board of directors from 2012 to 2014 and was CEO and a Managing Director of Caltex Australia Ltd. from 2003 to 2006. Randy Woelfel is currently an independent director at

Black & Veatch and served as CEO and a director of NOVA Chemicals from 2009 to 2014

Proposed Axiall Board Nominees

	Nominee	Age	Experience
	Steven Blank	61	▪ Former Executive Vice President, CFO and Treasurer of NuStar GP, LLC and NuStar GP Holdings LLC ▪ Currently an Independent Director of TransMontaigne GP, L.L.C. the general partner of TransMontaigne Partners L.P., and Dakota Plains Holdings, Inc.
	Michael Campbell	69	▪ Former Chairman, President and CEO of Arch Chemicals, Inc., and Executive Vice President of Olin Corporation ▪ Currently an Independent Director of WestRock Company ▪ Former Director of Milliken & Company and former Chairman of the American Chemistry Council
	Charles Crew	64	▪ Former Executive Vice President and President, CEO, SABIC Innovative Plastics, Saudi Basic Industries Corporation (SABIC) and long-time executive of GE Plastics, General Electric Company (GE) ▪ Currently an Independent Director of DuBois Chemicals
	Ruth Dreessen	60	▪ Managing Director of Lion Chemical Partners LLC ▪ Former Executive Vice President and CFO of TPC Group Inc. and Senior Vice President and CFO of Westlake Chemical Corporation from 2003-2005 ▪ Currently Chairman of Gevo ▪ Former Director of Georgia Gulf Corporation (a predecessor to Axiall) from 2001-2003, Targa Resources Partners LP and Versar, Inc.
	Angela Minas	52	▪ Independent Director and Chair of the Audit Committee of CONE Midstream Partners LP and Independent Director of Ciner Resources LP (formerly OCI Resources LP) ▪ Former Vice President and CFO of DCP Midstream Partners

33

Proposed Axiall Board Nominees

	Nominee	Age	Experience
	David Reeves	60	▪ Former President of Strategy, Planning and Technology, and long-time executive of Chevron Corporation ▪ Former Director of ChevronPhillips Chemical Company (CPChem) ▪ Former CEO and Managing Director of Caltex Australia Ltd.
	James Swent III	65	▪ Former Executive Vice President and CFO of Ensco plc., Co-Founder and Managing Director of Amrita Holdings, LLC, CFO and CEO of Cyrix Corporation and CFO and CEO of American Pad and Paper Company
	Gary Whitlock	66	▪ Former Executive Vice President and CFO of CenterPoint Energy, Inc. and Vice President of Finance and CFO of Dow AgroSciences, a subsidiary of The Dow Chemical Company ▪ Former Director of various Dow entities, Texas Genco Holdings, Inc., KiOR, Inc. and Enable Midstream Partners, LLC
	Randy Woelfel	61	▪ Former CEO of NOVA Chemicals, Inc., President of Basell International and Basell North America (now part of LyondellBasell) and longtime employee of Royal Dutch Shell plc (Shell) ▪ Currently an Independent Director of Black & Veatch and advisor to several petrochemicals and plastics companies

34

Conclusions – Vote GOLD Card for New Director Nominees

Westlake: A History of Value Creation

Westlake-Axiall Combination: Strong Industrial

Logic

Westlake Proposal: Highly Compelling Value Proposition

Axiall: Failure to Create Shareholder Value

Westlake Director Nominees: Independent and Well Qualified to Create Shareholder Value

Vote GOLD Card to Elect New Director Nominees